UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ensurge, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29356 300

(CUSIP Number)

PureMax, Inc.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of  Section 1S of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29356 30 0

1.  Names of Reporting Person: PureMax, Inc.

I.R.S. Identification Nos. of above persons (entities only): 59-3712267

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.  SEC Use Only:

4.  Source of Funds (See Instruction):

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.      Citizenship or Place of Organization:

      Florida Corporation

Number of Shares Beneficially Owned by Each Reporting Person With:

7	Sole Voting Power:	5,500,000 shares of common stock

8	Shared Voting Power:

9	Sole Dispositive Power:	5,500,000 shares of common stock

10	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

          5,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ❑

13.	Percent of Class Represented by Amount in Row (11):

          39.89%

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14.	Type of Reporting Person (See Instructions): CO

ITEM 1.    SECURITY AND ISSUER

  Ensurge, Inc. Common Stock
  4766 S. Holladay Blvd., Holladay UT 84117

ITEM 2.    IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

  PureMax, Inc.
  A Florida corporation

(b)	Residence or Business Address:

  4003 West Tacon Street
  Tampa, FL 33629

(c)	Present Principal Occupation and Employment:

  PureMax, Inc. makes investments in other companies

(d)	Criminal Convictions:

  None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

  Florida corporation

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Cancelling and converting a debt of the Issuer in the amount of $306,200

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ITEM 4.    PURPOSE OF TRANSACTION

  Investment in the Issuer

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Steven Thomas Heard	5,500,000 shares	20.9%
PureMax, Inc.	5,000,000 shares	19.0%
Group Holdings	10,500,000	39.9%

  By virtue of controlling PureMax, Inc., Steven Thomas Heard has shared voting power over 10,500,000 shares.

  Steven Thomas Heard has sole voting power and dispositive power over 5,500,000 shares.

  By virtue of controlling PureMax, Inc., Steven Thomas Heard has shared voting power over 10,500,000 shares.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  Not applicable

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

  Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Philip A. Esposito
PureMax, Inc.
By:  Philip A Esposito
        Chairman & CEO

Dated: February 9, 2010

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